TENTH BANK LOAN CERTIFICATE OF NOTIFICATION
                             (Third Quarter - 1999)

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated December 13, 1996 in the matter of File No. 70-8947.


Gulf Power Company (GULF) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter during the third quarter of 1999, GULF had:-

Short-term and/or term loan notes outstanding - $50,000,000;

Commercial paper to dealers outstanding - None; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - None.



                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.




Dated: February 14, 2000              GULF POWER COMPANY

                                      By: /s/  Wayne Boston
                                           Wayne Boston, Assistant Secretary